
WEBTECTIVE
DOT CONNER

INVEST IN **DOT CONNER, LLC**

A family-friendly, kid-approved, mystery adventure film!

dotconner.com Nashville, TN Entertainment Film Media

Highlights

1. Winner 2022 Content Media Conference Best Children's Show and 2023 ICVM Bronze Crown Award.
2. Dot Conner: Webtective is produced at a high quality that rivals established studio productions.
3. Dot Conner: Webtective is not just a singular piece of content; it's growing into a global brand.
4. Season One of the series is already streaming across many streaming video platforms.

5. The faith-driven market is huge, and only getting bigger.

6. Traditional entertainment platforms have declared war on Christian values.

7. We need to reach the next generation with engaging content based on biblical truth.

8. Investors in this round are investing in the film only, not the series or any other products.

Featured Investor



Deborah (Debbie) Vines
Syndicate Lead

Follow

Invested $25,000 ⓘ

"Families are hungry for quality entertainment that is safe for all ages. Dot Conner answers the call! This award winning, experienced production team is poised to deliver an excellent quality, entertaining film that will shine on the big screen. Several returning cast members will be joined by exciting new characters to deliver a top-notch adventure for the entire family to enjoy. Join us now to play your part in producing this exceptional film!"

Our Team



Andrew Huff   Writer/Director

Award-winning writer and director of short films, streaming series, and feature films. Accomplished novelist of the action-packed, multi-nominated Shepherd Suspense Series published by Kregel Publications.



Jennifer Huff   CEO/Producer

Producer and actress with multiple awards from leading Christian film festivals and conferences including the International Christian Film Festival, the ICVM Crown Awards, and the Content Christian Media Conference.

It's time for quality family entertainment to take back the cinema!

There's never been a greater opportunity to release a faith-based film for families than right now. Films such as *The Sound of Freedom* and *Unsung Hero* with inspiring and important messages have dominated the box office. And good films geared toward families are always poised to dominate theaters.

Not only are inspirational movies finding an audience, but there will be a lack of general market films in 2024-2025 due to the WGA and SAG-AFTRA strikes of 2023 and the looming threat of a strike by the IATSE in 2024. Releasing a faith-based, family friendly film when options are limited maximizes the chances of a big return on a modest investment.

Enter *Dot Conner: Webtective, The Movie*.



Dot Conner: Webtective is already an award-winning faith-based series for kids currently available on SVOD entertainment platforms such as *Tubi, UP Faith and Family, Minno Kids, Yippee TV*, and more, with over 150,000 household streams across all channels both domestically in the United States and in several international markets as well.

The first season of the series featured 8 episodes ranging in length from 9 to 12 minutes. In each episode, Dot and her friends would investigate questions about their faith as if they were mysteries to be solved using detective techniques.

In the season finale, Dot received a mysterious phone call from her father...





You know what that means... she's got a case to crack!

Imagine you've taken your seat in a theater, your family eagerly holding back on eating their popcorn until the movie begins. After an agonizingly long group of trailers are presented (seriously, can we put a limit on those?!), the Huff Media Productions logo appears...



...followed by a SMASH CUT to the silhouette of a man standing at the end of a dimly lit alley in the middle of the night.



The Story

In the alley, Grant Conner takes a fleeting look at a photo of his family before placing a call to his daughter, Dot. Grant asks Dot for help, but the call is cut short when he's discovered and attacked by unknown assailants.

Waking, Grant finds himself tied to a chair in a warehouse. Russian thugs demand he reveal what security organization he works for. Grant exudes confidence that he'll get out of the situation. When the thugs claim that no one can help him, Grant only *smirks*.

On her first day of freshman year, Dot is not only nervous about attending high school but is also anxious about the cryptic phone call from her father. Her first day turns out to be a disaster when her rival Pamela Mondy succeeds in embarrassing Dot in front of the class. Dot's frustration is assuaged by her discovery of a GPS coordinate left for her by her missing father.

Dot and her friends Makayla and Alex venture into the city on a geocaching-style treasure hunt to decipher Grant's clues, dodging the Russian thugs and avoiding Dot's grandmother along the way. The clues eventually lead them not only to Dot's father but also a data drive containing information about secret Russian sleeper agents. Dot is surprised to learn that Grant not only works for a clandestine government agency, but that her grandmother is his boss!

Believing the case to be over, Dot and her friends return to school only to be turned in by Pamela for missing class. The situation turns volatile when the assistant principal is revealed to be one of the Russian sleeper agents hunted by Dot's father and that the Russians have kidnapped Dot's mother. As Grant and Dot's grandmother scramble to find them, it's up to Dot to devise a plan to escape and expose the Russian sleeper agent program once and for all...



An exciting story with an eternal truth...

Dot Conner: Webtective, the Movie is a fun, hilarious mystery adventure with an inspiring message of faith at its core. While the story picks up where the first season left off, the movie doesn't require first season viewing in order to enjoy the adventure.

The original *Dot Conner: Webtective* series also featured segments designed to instruct kids on Biblical doctrines and concepts. The movie will keep Biblical truth at the core of its story, but adventure rather than teaching will drive the plot.

And what is that core Biblical truth? Woven throughout the story is the challenge for Dot and her friends to find their strength and courage through faith in Jesus. This mystery pushes Dot to the limit in testing the truth of Philippians 4:13: *"I can do everything through Christ, who gives me strength."*

The Cast

The original cast from the series is returning for the film alongside new and exciting additions:



Gili Gould
"Dot Conner"
Lauryn McCardell
"Makayla Williams"
Ethan Pogue
"Alex Murray"
Scarlett Bella Song
"Pamela Mondy"
Jae Huff
"Millie Conner"
Owen Osborne
"Isaac Watson"
+ more roles to be filled

The Creative Team

ANDREW HUFF - Creator/Writer/Director

Producer/Director, *One with the Sea* (Series, In Production); Director, *The Uncivil War: America Divided* (Feature, Seeking Distribution); Writer & Director, *The Peace of Christmas* (Short, Released); Writer & Director, *The Situation Room* (Short, Released); Winner, Best Short Film 2nd Place (ICFF 2023); Winner, Best Director - Short Film up to 30 minutes (Content 2022)

JAE HUFF - Producer/"Millie Conner"

Production Coordinator, *One with the Sea* (Series, In Production); "Karen Brook", *Believe Again* (Feature); Producer, *The Peace of Christmas* (Short, Released); Producer, *The Situation Room* (Short, Released); Winner, Best Producer (COLFF, August 2022); Winner, Best Short Film - Short Film up to 10 minutes (Content 2022); Winner, Best Television and Web - Children's Show (Content 2022)

CHRIS MCKECHNIE - Director of Photography

Cinematographer & Editor, *The Uncivil War: America Divided* (Feature, Seeking Distribution); Cinematographer, *The Second Coming of Christ* (Feature, Released); Cinematographer & Editor, *Not Me* (Short, Released); Cinematographer, *The Peace of Christmas* (Short, Released); Cinematographer, *The Situation Room* (Short, Released)

Audience

Dot Conner: Webtective, the Movie is targeted toward 8-12 year-old boys and girls and their families who hold traditional, biblical values. As the movie is equal parts comedy, mystery, and faith drama, there is something for all ages to enjoy. This is not a movie that parents will drop their kids off to see; instead, families will attend the movie together!

Our kids are being targeted relentlessly by anti-biblical ideology and it's imperative that we produce content that not only pushes back against the darkness for the next generation but for generations to come as well. And it's not enough to create faith-filled content for the youngest of our children; we need great storytelling for all ages and stages. *Dot Conner: Webtective, the Movie* has all of the things that kids ages 8-12 find entertaining, from slapstick humor to fun and thrilling action and all the drama in between.



(Characters presented as "non-binary" across multiple general market programming targeted at children from big name studios including Disney, Dreamworks, Cartoon Network, and more)

Tone & Style

The tone and style of *DOT CONNER: WEBTECTIVE, THE MOVIE* will continue to be at the high, cinematic quality the series is already known for. While Season One episodes involved many direct to camera, animated, and interview segments, the movie will exchange these elements for more traditional narrative filmmaking techniques. These elements will still feature in the movie, just in a more subtle way.





Production Plan

The production team plans to "strike while the iron is hot" and enter into preproduction as soon as the movie is funded. Huff Media Productions operates at a high level of efficiency, and there is no doubt that the talented team of creatives can deliver the final product in time for a targeted release date of March 21, 2025.

PRE-PRODUCTION = SPRING 2024

PRODUCTION = JULY-AUGUST 2024

POST-PRODUCTION = FALL 2024

RELEASE DATE = MARCH 21, 2025

Wait... did you say March 21, 2025?

Yup.

That's the same release date as *Disney's Snow White* starring Rachel Zegler. Our marketing plan is to take the Mouse House head on, which would normally be an *insane idea* but a mountain of **negative press** has diminished the once premier brand and made families second guess just what their children are going to be presented with in a Disney feature. We'll use that to our advantage by offering a clear alternative that supports traditional family and biblical values.



Promotion of *Dot Conner: Webtective, The Movie* would draw a clear distinction without mentioning Disney or the other film directly. While we're under no illusions that we could beat the box office of a Disney release, we believe it could have the same effect Sound of Freedom had against Indiana Jones and the Dial of Destiny in the summer of 2024.

Jones and the Dial of Destiny in the summer of 2024.

Marketing Plan

Dot Conner: Webtective, The Movie is uniquely positioned for a faith-based feature film release in that the growth of the audience is already underway:

- ***Season One*** has already been streamed by tens of thousands of homes around the globe.
- An 8-part church ***curriculum*** for children based on the original 8 episodes of Season One was released for FREE in March, 2024.
- ***Merchandise*** is already available via an online store.

The brand is also ripe for additional promotional tie-ins such as:

- A ***mobile game*** distributed through an app such as *TruPlay.*
- A middle grade ***fiction series*** featuring more cases.

Comps & Projected ROI

Based on the performance of comparable faith-based films released in 2023, where 16 out of 46 films earned at least $1 million and 2 films exceeded $50 million, our film, *Dot Conner: Webtective, The Movie*, has a strong potential for success in theaters. Notable comparisons include *Family Camp,* which garnered **$4 million**, and *Camp Hideout*, which brought in **$1.1 million**. We project that *Dot Conner: Webtective, The Movie* will achieve a box office total ranging from **$5 million** at the low end to **$15 million** at the high end.

Please note, while additional revenue streams such as home entertainment, television rights, and international sales may contribute to the film's overall financial ecosystem, your investment return will be exclusively based on the film's box office performance during its theatrical run. This focus ensures that our investor returns are directly linked to the most visible and impactful measure of the film's success.

Perks

$100: Access to special behind the scenes videos during the making of the film.

$250: An official movie poster, plus all previous perks.

$500: A special thank you in the credits, plus all previous perks.

$1,000: A voucher to the Dot Conner online merchandise store, plus all previous perks.

$5,000: Be in the movie! Guaranteed spot as an extra on specified shooting

days, plus all previous perks. *(Travel and lodging not provided)*

$10,000: Exclusive access to the Official Trailer before public release, plus all previous perks.

$20,000: 2 tickets to the World Premiere with Red Carpet access, plus all previous perks. *(Travel and lodging not provided)*

$50,000: An autographed copy of cast script, plus all previous perks.

$100,000: Advanced virtual screening of the finished film prior to the World Premiere, plus all previous perks.

$250,000: 2 VIP tickets to the World Premiere including a private meet & greet with the cast and Red Carpet access, plus all previous perks. *(Travel & lodging not provided)*

Ready to invest?

By joining our fundraising campaign, you will participate through a revenue share contract, offering a unique opportunity to be financially involved in the film's success. Here's how the financial return structure works:

Early Bird Incentive: The first $100,000 of our campaign includes an exclusive perk for early investors. These supporters will enjoy a heightened